UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Mongolian Mining Corporation

(Issuer for the Perpetual Securities and Guarantor for the Guaranteed Senior Notes Due 2022)

Energy Resources LLC

(Issuer for the Guaranteed Senior Notes Due 2022)

Energy Resources Corporation LLC

Energy Resources Rail LLC

Enrestechnology LLC

Gobi Road LLC

Mongolian Coal Corporation Limited

Mongolian Coal Corporation S.à r.l.

Tavan Tolgoi Airport LLC

Ukhaa Khudag Water Supply LLC

United Power LLC

(Subsidiary Guarantors for the Guaranteed Senior Notes Due 2022)

(Name of Applicants)

All Applicants except for Mongolian Mining Company

c/o Energy Resources LLC,
Central Tower, 16/F,
2 Sukhbaatar Square, SBD 8,
Ulaanbaatar, 210620a, Mongolia

(Address of principal executive offices)

Mongolian Mining Company

PwC Corporate Finance & Recovery (Cayman) Limited

P.O. Box 258, 18 Forum Lane

Camana Bay, Grand Cayman KY1-1104, Cayman Islands

(Address of principal executive offices)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount
Perpetual Securities (the “New Perpetual Notes”)	Aggregate principal amount of $195,000,000

Guaranteed Senior Notes Due 2022 (the “New Notes”)	Aggregate principal amount of $395,000,000, plus an additional amount equal to the interest (rounded down to the nearest $1.00) deemed to have accrued on such amount on 1 April 2017 as if such notes were issued on 1 October 2016, plus an additional principal amount of up to $1,698,674 in connection with certain consent fees.

Approximate date of proposed public offering:

On the Restructuring Effective Date as referred to herein

Name and registered address of agent for service:	With a copy to:

Law Debenture Corporate Services Inc. 7801 2nd Avenue, Suite 403 New York, NY 10017	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

The Applicants (as defined herein) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Application for Qualification of Indenture on Form T3, which amends the Application for Qualification of Indenture on Form T3 (File No. 022-29041) originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2017 (the “Initial Application”), is being filed (i) to amend and restate “Item 8 – Analysis of Indenture Provisions” and (ii) to file a revised Exhibit T3C.1, the Form of Indenture related to the New Notes.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Initial Application.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The following are general descriptions of certain provisions of the New Perpetual Notes Indenture and New Notes Indenture, as indicated. The descriptions are qualified in their entirety by reference to the form of the New Perpetual Notes Indenture and New Notes Indenture, as applicable, which are filed as Exhibits T3C.1 and T3C.2 hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the New Perpetual Notes Indenture and New Notes Indenture, as the case may be.

 In respect of the New Perpetual Notes Indenture:

(a)	Events of Default.

Each of the following events is an “Event of Default,” with respect to the New Perpetual Notes, under the New Perpetual Notes Indenture:

(i)	an order being made or an effective resolution being passed for the Winding-Up of MMC;

(ii)	the sale of MMC’s business as part of a scheme procedure, except a solvent sale solely for the purposes of a reorganization, reconstruction, merger or amalgamation the terms of which have previously been approved by an Extraordinary Resolution; or

(iii)	MMC failing to make payment in respect of the Securities for a period of 15 Business Days or more after the date on which such payment is due.

(b)	Authentication and Delivery of New Perpetual Notes.

All New Perpetual Notes will be issued accompanied by an Officer’s Certificate of MMC directing their authentication and specifying the amount of New Perpetual Notes to be authenticated, the date on which the original issuance of such New Perpetual Notes is to be authenticated, the date from which Distributions will begin to accrue, the date or dates on which Distribution on such Securities will be payable and other terms relating to such Securities. The Registrar or the Authenticating Agent, as applicable, shall thereupon authenticate and deliver said Certificates to or upon the written order of MMC (as set forth in such Officer’s Certificate).

(c)	Satisfaction and Discharge.

The New Perpetual Notes Indenture will be discharged and will cease to be of further effect as to the New Perpetual Notes issued thereunder, when either:

(i)	all Certificates authenticated and delivered have been delivered to the Registrar for cancellation; or

(ii)	(a) all Securities not theretofore delivered to the Registrar for cancellation have become due and payable and MMC has irrevocably deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the Securities; (b) no Event of Default with respect to the New Perpetual Notes Indenture or the Securities issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Perpetual Notes Indenture) to which MMC is a party or by which MMC is bound; (c) MMC has paid or caused to be paid all sums payable by it under the New Perpetual Notes Indenture; and (d) MMC has delivered irrevocable instructions to the Trustee under the New Perpetual Notes Indenture to apply the deposited money toward the payment of the Securities at the redemption date.

(iii)	In addition, MMC must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(d)	Compliance Certificate

MMC will submit an Officer’s Certificate to the Trustee, on or before a date not more than 120 days after the end of each fiscal year and within 14 days of any request from the Trustee, that a review has been conducted of the activities of MMC’s performance under the New Perpetual Notes Indenture and that MMC has complied with all conditions and covenants hereunder, or, if there has been a failure to comply with any such condition or covenant, specifying each such failure and the nature and status thereof. MMC will also be obligated to immediately, and in any event no later than 30 days following the occurrence of any Event of Default, notify the Trustee in writing of such Event of Default.

In respect of the New Notes Indenture:

(a)	Events of Default.

Each of the following events is an “Event of Default” with respect to the New Notes, under the New Notes Indenture:

(i)	default in the payment of principal of (or premium (including, for the avoidance of doubt, any Cash Sweep Premium), if any, on) the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise or default in the performance or breach of the provisions on cash sweep premium of the New Notes Indenture;

(ii)	default in the payment of interest or Additional Amounts, if any, on any Note when the same becomes due and payable, and such default continues for a period of 30 consecutive days;

(iii)	failure to comply with covenants related to consolidations, mergers and sale of assets, or the failure by ER to make or consummate an Offer to Purchase in the manner described under the New Notes Indenture, or the failure by MMC to deposit the proceeds of Asset Sales into the DSRA pursuant to the New Notes Indenture, or the failure by MMC to create, or cause its Restricted Subsidiaries to create, a first priority Lien on the Shared Collateral (subject to any Permitted Liens and the Intercreditor Agreement) in accordance with the New Notes Indenture;

(iv)	MMC or any Restricted Subsidiary’s failure to comply with any other covenant or agreement in the New Notes Indenture or under the Notes (other than a default specified in clauses (i), (ii) and (iii) above), subject to the applicable notice/cure period and threshold outstanding amount as provided for in the New Notes Indenture;

(v)	default under other indebtedness in excess of $15.0 million with respect to MMC or any Restricted Subsidiary;

(vi)	entry of one or more final judgments in excess of $15.0 million against MMC or any Restricted Subsidiary, subject to a cure period as provided for in the New Notes Indenture;

(vii)	certain events of bankruptcy, insolvency, or reorganization with respect to MMC, ERC (if a member of the ER Group), ER or any Significant Subsidiary (other than any Luxembourg Subsidiary Guarantor which is a Significant Subsidiary) (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), subject to certain additional restrictions under the New Notes Indenture;

(viii)	the mining license for the UHG Coal Mine ceases to be valid and effective or wholly owned, directly or indirectly, by any member of the ER Group;

(ix)	MMC or any Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guarantee or its Subsidiary Guarantee, as applicable, or, except as permitted by the New Notes Indenture, the Parent Guarantee or any Subsidiary Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;

(x)	any default by ER, MMC or any Subsidiary Guarantor in the performance of any of its obligations under the Shared Security Documents, the Notes or the New Notes Indenture, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Shared Collateral or which adversely affects the condition or value of the Shared Collateral, taken as a whole, in any material respect;

(xi)	ER, MMC or any Subsidiary Guarantor denies or disaffirms its obligations under any Shared Security Document or, other than in accordance with the New Notes Indenture, the Notes and the Shared Security

Documents, any Shared Security Document ceases to be or is not in full force and effect or the Trustee ceases to have a first priority security interest in the Shared Collateral (subject to any Permitted Liens and the Intercreditor Agreement); or

(xii)	any “Event of Default” under and as defined in the First Ranking Facility.

(b)	Authentication and Delivery of New Notes.

All New Notes will be issued accompanied by an Officers’ Certificate of ER directing their authentication and specifying the amount of New Notes to be authenticated, the applicable rate at which interest will accrue on such New Notes, the date on which the original issuance of such New Notes is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such New Notes will be payable and the date on which the principal of such New Notes will be payable and other terms relating to such New Notes, Parent Guarantee and Subsidiary Guarantees. The Registrar or the Authenticating Agent, as applicable, shall thereupon authenticate and deliver said New Notes (with the Parent Guarantee and the Subsidiary Guarantees endorsed thereon) to or upon the written order of ER (as set forth in such Officers’ Certificate)

(c)	Release of Security.

(i)	The security created in respect of the Shared Collateral granted under the Shared Security Documents may be released in certain circumstances, including:

(a)	upon repayment in full of the New Notes;

(b)	upon defeasance and discharge of the New Notes as provided under Section 9.01 (Defeasance and Discharge of Indenture) of the New Notes Indenture;

(c)	upon certain dispositions of the Shared Collateral to a person that is not ER, MMC or a Restricted Subsidiary in compliance with the terms of the New Notes Indenture (including Section 4.08 (Limitation on Sales and Issuances of Guarantees by Restricted Subsidiaries), Section 4.11 (Limitation on Asset Sales) and Section 5.01 (Consolidation, Merger and Sale of Assets) of the New Notes Indenture), but only in respect of the Shared Collateral so sold or disposed of;

(d)	with respect to security granted by a Subsidiary Guarantor Pledgor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor Pledgor in accordance with the terms of this New Notes Indenture;

(e)	with respect to Capital Stock of a Subsidiary Guarantor constituting Shared Collateral, upon the transfer of all such Capital Stock to ER, MMC or any other Subsidiary Guarantor (or a Restricted Subsidiary that becomes a Subsidiary Guarantor concurrently with the transaction), provided that such transfer is permitted under the New Notes Indenture and concurrently or immediately subsequent to such transfer, the transferee creates a first priority Lien on such Capital Stock (subject to Permitted Liens and the Intercreditor Agreement) for the benefit of the Holders; or

(f)	in whole or in part, with the requisite consent of the Holders in accordance with Article 10 (Amendments, Supplements and Waivers) of the New Notes Indenture.

(ii)	In connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by the New Notes Indenture, ER shall be entitled to instruct the Shared Security Agent, subject to certain conditions in the New Notes Indenture, the Intercreditor Agreement and the Shared Security Documents (without notice to, or vote or consent of, any Holder) to take such actions as shall be required to release its security interest in any Shared Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with this New Notes Indenture and the Shared Security Documents and the Trustee and the Shared Security Agent shall receive full payment therefor from ER for any costs incurred thereby.

(iii)	Any release of Shared Collateral made in compliance with this section shall not be deemed to impair the Lien under the Shared Security Documents or the Shared Collateral thereunder in contravention of the provisions of this New Notes Indenture or the Shared Security Documents.

(iv)	No purchaser or grantee of any property or rights purporting to be released under this clause shall be bound to ascertain the authority of the Trustee to instruct the Shared Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by the New Notes Indenture to be sold or otherwise disposed of by ER, MMC and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of ER, MMC or any Subsidiary Guarantor to make such sale or other disposition.

(d)	Satisfaction and Discharge.

The New Notes Indenture will be discharged and will cease to be of further effect as to the New Notes issued thereunder, when either:

(i)	all Notes theretofore authenticated and delivered have been delivered to the Registrar for cancellation; or

(ii)	(a) all Notes not theretofore delivered to the Registrar for cancellation have become due and payable and ER, MMC or any Subsidiary Guarantor has irrevocably deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the Securities; (b) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the New Notes Indenture or the Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Notes Indenture) to which ER, MMC or any Subsidiary Guarantor is a party or by which ER, MMC or any Subsidiary Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith); (c) ER has paid or caused to be paid all sums payable by it under the New Notes Indenture; and (d) ER has delivered irrevocable instructions to the Trustee under the New Notes Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(iii)	In addition, ER must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Compliance Certificate

MMC will submit an Officers’ Certificate to the Trustee, on or before a date not more than 120 days after the end of each fiscal year and within 14 days of any request from the Trustee, that a review has been conducted of the activities of MMC and the Restricted Subsidiaries and MMC’s and the Restricted Subsidiaries’ performance under the New Notes Indenture and the Shared Security Documents and that MMC and the Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. MMC will also be obligated to immediately, and in any event no later than 30 days following the occurrence of any Default or Defaults, notify the Trustee in writing of such Default or Defaults in the performance of any covenants or agreements under this New Notes Indenture and the Shared Security Documents.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to [•], consecutively.

(b)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified (included as Exhibit 25.2 hereto).

(d)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of each trustee:

Exhibit T3A.1*	Amended and Restated Memorandum of Association of Mongolian Mining Corporation

Exhibit T3A.2*	Charter of Energy Resources LLC

Exhibit T3A.3*	Charter of Energy Resources Corporation LLC

Exhibit T3A.4*	Charter of Energy Resources Rail LLC

Exhibit T3A.5*	Charter of Enrestechnology LLC

Exhibit T3A.6*	Charter of Gobi Road LLC

Exhibit T3A.7*	Memorandum of Association of Mongolian Coal Corporation Limited

Exhibit T3A.8*	Coordinated Statutes of Mongolian Coal Corporation S.à r.l.

Exhibit T3A.9*	Charter of Tavan Tolgoi Airport LLC

Exhibit T3A.10*	Charter of Ukhaa Khudag Water Supply LLC

Exhibit T3A.11*	Charter of United Power LLC

Exhibit T3B.1*	Amended and Restated Articles of Association of Mongolian Mining Corporation

Exhibit T3B.2*	See Exhibit T3A.2

Exhibit T3B.3*	See Exhibit T3A.3

Exhibit T3B.4*	See Exhibit T3A.4

Exhibit T3B.5*	See Exhibit T3A.5

Exhibit T3B.6*	See Exhibit T3A.6

Exhibit T3B.7*	Articles of Association of Mongolian Coal Corporation Limited

Exhibit T3B.8*	See Exhibit T3A.8

Exhibit T3B.9*	See Exhibit T3A.9

Exhibit T3B.10*	See Exhibit T3A.10

Exhibit T3B.11*	See Exhibit T3A.11

Exhibit T3C.1**	Form of Indenture related to the New Notes
Exhibit T3C.2*	Form of Indenture related to the New Perpetual Notes
Exhibit T3C.3*	Form of Intercreditor Agreement

Exhibit T3D.1***	Order by the Grand Court of the Cayman Islands sanctioning, among other things, the Cayman Scheme
Exhibit T3D.2***	Order by the High Court of Hong Kong sanctioning, among other things, the Hong Kong Scheme

Exhibit T3E.1*	Explanatory Statement in relation to the Cayman Scheme and the Hong Kong Scheme
Exhibit T3E.2*	Hong Kong Scheme of Arrangement
Exhibit T3E.3*	Cayman Scheme of Arrangement

Exhibit T3F*	Trust Indenture Act Cross Reference Sheet (included in Exhibits T3C.1 - T3C.2)

Exhibit T3G*	Group structure chart showing direct and indirect subsidiaries of the Applicants

Exhibit 25.1***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified

Exhibit 25.2***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified

*	Filed previously with the Initial Application on March 21, 2017.
**	Filed herewith.
***	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mongolian Mining Corporation, a company with limited liability organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camana Bay, Grand Cayman, Cayman Islands on the 31st day of March, 2017.

(SEAL)		Mongolian Mining Corporation

Attest:	/s/ Ben Henshilwood	By:	/s/ Simon Conway
	Ben Henshilwood		Name: Simon Conway
Title: Joint Provisional Liquidator of Mongolian Mining Corporation (in provisional liquidation) as agent and without personal liability

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies with limited liability or private limited liability companies , as applicable, each organized and existing under the laws of Mongolia, Luxembourg or Hong Kong, as applicable, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Ulaanbaatar, Mongolia, on the 31st day of March, 2017.

(SEAL)		Energy Resources LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Corporation LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Rail LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkhagvatsend
Title: Chief Executive Officer

(SEAL)		Enrestechnology LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Gobi Road LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkagvatsend
Title: Chief Executive Officer

(SEAL)		Mongolian Coal Corporation Limited

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Director

(SEAL)		Mongolian Coal Corporation S.à r.l.

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Category A Manager

(SEAL)		Tavan Tolgoi Airport LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Ukhaa Khudag Water Supply LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		United Power LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer